Mail Stop 4720

March 25, 2010

Frank C. Condella, Jr.
Interim Chief Executive Officer
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Plaza 1, Second Floor
Livingston, NJ 07039

> **Re: Columbia Laboratories, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2010**
> **File No. 001-10352**

Dear Mr. Condella:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. If you are soliciting authorization for the disposal of a significant business, you should include audited financial statements for each of the two most recent fiscal years plus unaudited interim periods. Unaudited financial statements of the business to be disposed should be included for the same periods. The registrant should include its pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period; if the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past two years and interim periods. If three years plus interim historical financial statements are presented, then for discontinued operations, the pro forma financial statements should include three years plus interim periods. See the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6. Please

revise to include the required financial statements and pro forma information or tell us why you believe it is not required.

2. Please revise your disclosure to include all of the information that would be required if your shareholders were voting on the note repurchase agreement, including pro forma financial statements for the exchange. Refer to Note A to Schedule 14A for further guidance. Alternatively, you may provide an analysis supporting your position that such disclosure is not required.

3. Please disclose any plans or commitments your company has, other than the sale of shares to Watson and the note repurchase agreement, to issue the newly authorized shares of common stock. If you do not have any such plans to issue the newly authorized shares beyond those plans referenced, please indicate as such in your disclosure.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please contact Mike Rosenthall at (202) 551-3674 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director